Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6883)

PROPOSED AMENDMENTS TO THE MEMORANDUM AND

ARTICLES OF ASSOCIATION OF THE COMPANY

The board of directors (the “Directors”) of Melco Crown Entertainment Limited (the “Company”) has proposed certain amendments to its amended and restated memorandum and articles of association (the “Memorandum and Articles”) for the purposes of conforming the latest amendments to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and to reflect the adoption of the Company’s Chinese name.

The proposed amendments to the Memorandum and Articles are subject to the approval of the shareholders of the Company by way of a special resolution at the annual general meeting of the Company to be held on May 23, 2012 (the “Annual General Meeting”).

Full text of the proposed amendments to the Memorandum and Articles is set out in the notice of the Annual General Meeting and the Annual General Meeting circular. The Annual General Meeting circular containing, amongst other things, the proposed amendments to the Memorandum and Articles will be despatched to the shareholders of the Company.

Hong Kong, April 19, 2012

As of the date of this announcement, the executive director of the Company is Lawrence Yau Lung Ho; the non-executive directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

*	For identification purposes only